Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: October 2010	Commission File Number 1-14992

CORUS ENTERTAINMENT INC.

(Name of Registrant)

Corus Quay
25 Dockside Drive
Toronto, Ontario
M5A 0B5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS ENTERTAINMENT INC.

By:	/s/ Thomas C. Peddie
	Name:	Thomas C. Peddie
	Title:	Executive Vice President & Chief Financial Officer

Date: October 27, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Fourth Quarter 2010 Report to Shareholders For the Three and Twelve Months Ended August 31, 2010 (Unaudited)